20012931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2025 Cassamia Place
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Fisher, 704-332-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 26 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fennebresque, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fennebresque & Co., LLC , as of March 9th , 2020 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN MOORE [illegible]
NOTARY PUBLIC
[illegible] COUNTY
NORTH CAROLINA
MY COMMISSION [illegible]

[illegible signature]
Signature

Managing Director
Title

Ann Moore Robertson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fennebresque & Co., LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Additional Regulatory Information (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, PLLC

We have served as the Company's auditor since 2017.

Raleigh, North Carolina
March 9, 2020

FENNEBRESQUE AND CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	307,645
Accounts receivable, net		19,923
Prepaid expenses		1,557
Total assets	$	329,125

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	2,843
Member's equity		326,282
Total liabilities and member's equity	$	329,125

The accompanying notes are an integral part of these financials statements

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)
NOTES TO FINANICAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque & Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission ("SEC") Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions insured by the Federal Deposit insurance Corporation ("FDIC") in the United States. At times, balances may exceed insurable limits.

Recognition of Revenue

Retainer fees are recognized in earnings when received, as the fee is nonrefundable and typically earned within thirty days of receipt of payment when majority of the services related to the retainer fee have been performed by the Company.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. At December 31, 2019, management has recorded an allowance of $0.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31,

2019. Fiscal years ending on or after December 31, 2016 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2019, the Company had net capital of $304,802 which was $299,802 in excess of its required net capital of $5,000.

NOTE 3- CONCENTRATION

During 2019, the Company earned approximately 38% of total revenue from one client. At December 31, 2019, five clients accounted for 100% of the Company's net accounts receivable.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements the date the financial statements were available to be issued.

NOTE 5 – RELATED PARTIES

The equity in the Company is held by Fennebresque & Co. Holding Company.

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)
DECEMBER 31, 2019

SCHEDULE 2 - Additional Regulatory Information

Fennebresque & Co., LLC is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Fennebresque & Co., LLC does not hold customer cash or securities.

Fennebresque & Co., LLC is a limited broker dealer and does not have any balances, which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at December 31, 2019.

Fennebresque & Co., LLC claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) during the period January 1, 2019 to December 31, 2019.

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Fennebresque & Co., LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
March 9, 2020

FENNEBRESQUE & Co.
INVESTMENT BANKING • ADVISORY SERVICES

March 2, 2020

We, as members of management of Fennebresque & Co. (the Company), are responsible for complying with 17 C.F.R. subsection 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R subsection 240.15c3-3 ((k)(2)(i)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R subsection 240.15c3-3 ((k)(2)(i)) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 or from January 1, 2019 to December 31, 2019 without exception.

Sincerely,

John C. Fennebresque, Jr.
Managing Partner

2025 CASSAMIA PLACE • CHARLOTTE • NORTH CAROLINA 28211
704.295.8900 OFFICE • 704.295.8901 FACSIMILE
MEMBER FINRA AND SIPC

elliott davis

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fennebresque & Co., LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared the Total Revenue amounts reported on the annual audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting a difference of $1,209.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Raleigh, North Carolina
March 9, 2020